SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted] 3,

02037011

132-02360 May 6, 2002
1174690
PE 5-3-02

Act: Exchange Act of 1934
Section:
Rule 14d-7(a)(1) & 14d-10(a)
Public
Availability May 6, 2002

Via Facsimile 011 852 2533 3388 and US Mail

James Phyfe
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong

Re: Tender Offer by Panatone Finvest Ltd, Tata Sons Ltd, Tata Industries Ltd, The Tata Power Company Ltd and The Tata Iron and Steel Company Ltd for Videsh Sanchar Nigam Ltd

Dear Mr. Phyfe:

This letter responds to your correspondence dated May 3, 2002, as supplemented by conversations with our staff. Our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts you set forth there. Each defined term in this letter has the same meaning as in your May 3, 2002 letter, unless we note otherwise.

This exemptive order relates to the cash tender offer for up to twenty percent of the total issued share capital of VSNL by Panatone and the Tata entities listed in the heading above. The tender offer is being conducted as a single global offer to all shareholders of VSNL throughout the world. Because the offer is subject to both the Indian and US regulatory schemes, we believe the following relief is necessary and appropriate.

Without necessarily concurring in your analysis and based on your representations and the facts presented in your May 3, 2002 letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-7(a)(1) and 14d-10(a) under the Securities Exchange Act of 1934 (Exchange Act). You state that the law of India does not permit withdrawal rights in a tender offer. The exemption from Rule 14d-7(a)(1) is to permit Panatone and the Tata entities that are bidders in this offer not to provide withdrawal rights to Indian and other non-US shareholders of VSNL, in accordance with Indian law and the regulations of the SEBI. US Holders holding shares of VSNL directly and all holders of ADRs will be afforded withdrawal rights, as provided under US law.

CRGA

The exemption from Rule 14d-10(a) is to allow Panatone and the Tata entities that are bidders in this offer to formally exclude the Government of India from participation in the tender offer. Indian law requires that the Government of India be excluded from this offer.

The Rule 14d-10(a) exemption also permits Panatone and the Tata entities who are bidders in this offer to exclude certain employee shareholders from participation in the tender offer. None of these employees are US persons. All are subject to a contractual lockup agreement with the Government of India that prevents them from tendering into the offer or otherwise selling their shares during the tender offer. Indian tender offer regulations prohibit the inclusion of these employee shareholders in the offer.

Further, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to Rule 14e-1(c) if payment for tendered shares is made in accordance with Indian law and practice, as described in your letter. In granting this relief, we specifically note your representation that all tendering shareholders, whether Indian or non-Indian, will be paid at the same time.

The foregoing exemptions from Rules 14d-7(a)(1) and 14d-10(a), and the no-action position based on Rule 14e-1(c) are based solely on your representations and the facts presented, including your representation regarding the conflicting regulatory schemes and tender offer practices. This relief is strictly limited to the application of these rules to the transaction.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The parties to this tender offer are responsible for compliance with these and any other applicable provisions of the federal securities laws. We express no view with respect to any other questions that this transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,

Mauri L. Osheroff
Associate Director (Regulatory Policy)
Division of Corporation Finance

DAVIS POLK & WARDWELL

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May 3, 2002

Re: **Tender Offer by Panatone Finvest Limited for Shares of Videsh Sanchar Nigam Limited**

Christina E. Chalk
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Chalk:

We are writing on behalf of our client Panatone Finvest Limited, a company organized under the laws of India ("Panatone"), which is required under Indian law to make a cash tender offer to purchase up to 20% of the total issued share capital of Videsh Sanchar Nigam Limited, a company organized under the laws of India ("VSNL"). The American Depositary Receipts of VSNL (the "ADRs"), each representing two ordinary shares of VSNL, par value Rs. 10 each (the "Shares"), are issued by The Bank of New York, as depositary (the "Depositary"). VSNL is a foreign private issuer as defined in Rule 3b-4(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The ADRs are listed and traded on the New York Stock Exchange, and the principal trading markets for the ordinary shares of VSNL are the Stock Exchange, Mumbai, and the National Stock Exchange of India. VSNL is subject to the informational reporting requirements of the Exchange Act and files periodic reports on Forms 20-F and 6-K with the Securities and Exchange Commission (the "Commission").

I. History and Background

VSNL is the principal provider of international long-distance telecommunications services and is a major provider of Internet, wireless and other telecommunications services in India, and until recently was majority-owned by the Government of India.

Panatone is a subsidiary of Tata Sons Limited, which holds an ownership interests in Panatone of 59.955%. The other shareholders of Panatone are The Tata Power Company Limited, The Tata Iron and Steel Company Limited and Tata Industries Limited, which hold ownership interests in Panatone of 40.000%, 0.0225% and 0.0225%, respectively. Tata Sons Limited is the ultimate parent entity of Panatone and each of the other shareholders of Panatone. Tata Sons Limited beneficially owns 28.75% of the outstanding shares of The Tata Power Company Limited, 19.86% of the outstanding shares of The Tata Iron and Steel Company Limited and 27.02% of the outstanding shares of Tata Industries Limited. Tata Sons Limited and its various affiliates (including The Tata Power Company Limited, The Tata Iron and Steel Company Limited, Tata Industries Limited, and Panatone) are commonly referred to collectively as the "Tata Group", and constitute one of the leading Indian conglomerates.

Tata Sons and Tata Industries are privately held companies organized under the laws of India. Tata Power and Tata Steel are companies organized under the laws of India which have equity shares publically listed on the Mumbai Stock Exchange, the National Stock Exchange of India and other stock exchanges in India. The Global Depositary Shares of Tata Power are listed on the Luxembourg Stock Exchange. Tata Sons is engaged in investment holding, consultancy services in computer software, business operations and management, economic and market research, finance and quality assurance. Tata Power generates, transmits and distributes electrical energy in Mumbai, India and its suburbs as well as generating and providing electrical energy in the States of Jharkland and Karnataka, India. Tata Steel manufactures steel and steel products such as wire rods, structurals, tubes, bearings, hot rolled coils, cold rolled coils and sheets. Tata Industries Limited is a non-banking financial company, with the object of promoting and financing industrial enterprises.

Panatone was the acquisition vehicle used by Tata Group in connection with the February 13, 2002 purchase (the "Initial Purchase") from the Government of India of 71,250,000 Shares representing 25% of the total outstanding Shares of VSNL. The Government of India sold the 71,250,000 Shares to Panatone as part of its program to privatize certain state-owned enterprises. Tata Group was selected by the Government of India to purchase this block of Shares after participating in a competitive bidding process. The Initial Purchase was made pursuant to a Share Purchase Agreement, dated February 6, 2002 (the "Purchase Agreement"), among the Government of India, Panatone, Tata Sons Limited, The Tata Power Company Limited, The Tata Iron and Steel Company Limited, Tata Industries Limited and VSNL.

Panatone acquired the Shares from the Government of India, which held 52.97% of the outstanding Shares prior to the Initial Purchase, in order to allow Tata Sons Limited to indirectly gain a controlling interest in VSNL. Panatone has explained to us that VSNL has developed a strong position in the international long distance and Internet market segments in India and currently owns a national long distance license. Panatone has told us that it expects that the Initial Purchase, together with the Tender Offer described below, will facilitate the telecommunications strategy of the Tata Group, in providing integrated telecommunication solutions with an appropriate mix of fixed-line and wireless, whether voice or data, services in India.

Relevant information concerning the beneficial ownership of the ADRs and the Shares is as follows:

1. According to the most recent Form 20-F filed by VSNL with the Commission (June 30, 2001), the Government of India held 52.97% of the outstanding Shares of VSNL as of June 30, 2001 (including Shares represented by ADRs). As noted above, the Government of India subsequently transferred 25% of the outstanding Shares to Panatone. Panatone informs us that another 1.85% of the outstanding Shares has been transferred by the Government of India to employees of VSNL (the "Employee Shares"). Therefore, based on this information the Government of India and Panatone currently collectively own approximately 51.12% of the outstanding Shares.

2. The Tier II exemption in Rule 14d-1(d) requires that U.S. holders do not hold more than 40% of the outstanding Shares (after excluding all Shares held by persons who hold more than 10 percent of the Shares or the bidder, which in this case means Shares held by the Government of India or Panatone). Of the remaining 48.88% of the outstanding Shares, the VSNL June 30, 2001 Form 20-F discloses that as of June 30, 2001, approximately 28.63% of the outstanding Shares were represented by ADRs. Based on this information, after excluding the 51.12% of the Shares held by the Government of India and Panatone, approximately 58.57% of the Shares not held by the Government of India as of June 30, 2001 (or collectively by the Government of India and Panatone currently) were as of June 30, 2001 represented by ADRs. VSNL stated in its June 30, 2001 Form 20-F that it was "unable to estimate the percentage of ADRs or Equity Shares held in the United States or the number of record holders in the United States". However, assuming that a significant majority of ADRs are beneficially owned by U.S. holders, the percentage of the "free float" (i.e., the Shares not held by the

Government of India or Panatone) that is held by U.S. holders would be very likely to substantially exceed the 40% threshold required for the Tier II exemption in Rule 14d-1.

Accordingly, based upon the information available as of 30 days before the commencement of the Tender Offer, Panatone does not believe that it is eligible for the "Tier II" exemption.

II. <u>Offer Procedure</u>

We are informed by Indian counsel that, as a direct consequence of the Initial Purchase, Panatone is required under Indian takeover regulations to make a mandatory follow-on cash tender offer to acquire up to an additional 57,000,000 Shares, representing 20.0% of the total outstanding Shares of VSNL, at the same price per share it paid to the Government of India in connection with the Initial Purchase. The Tender Offer will be structured as a single offer made worldwide, including in the United States. In the event that holders tender a number of shares greater than 20% of the outstanding class, Panatone will purchase tendered shares on a pro rata basis (and the total number of tendered shares purchased will not exceed 20% of the outstanding class). The pro rata determination will be made as a single determination applicable to all tendered shares, including tendered shares represented by ADRs. There is no requirement that a minimum number of shares be tendered.

All purchases pursuant to the Tender Offer will be paid for in Indian Rupees. Payment of consideration for ADSs purchased pursuant to the Tender Offer will be made to the custodian for The Bank of New York, the depositary of the ADRs (the "Depositary") and will be converted into U.S. dollars in accordance with the procedures in the deposit agreement and transferred to the Depositary. Holders of shares underlying ADRs that are accepted for tender will receive payment from the Depositary under the Depositary's standard procedures for distributing payments to ADR holders.

Shares which are not underlying ADRs, whether in physical form or book-entry form, must be tendered to Tata Share Registry Limited, the registrar to the Tender Offer (the "Registrar"). Physically certificated shares must be sent to the Registrar in order to be tendered. Excluding ADRs, shares in book-entry form that are tendered will be held in an escrow account maintained by the Registrar (the "Registrar Escrow Account"). Holders of shares which are not underlying ADRs must deliver appropriate documentation to the Registrar to validly accept the Tender Offer. In connection with the Tender Offer, the Registrar will examine the submitted documentation, maintain the Registrar Escrow Account, determine the shares to be accepted by prorationing, if necessary, and return unaccepted shares.

We are informed by Indian counsel that the Indian takeover code requires that this Tender Offer be for ordinary shares only, and that consequently ADR holders are not permitted to directly tender ADRs, but must instead withdraw the underlying shares from the ADR facility and tender the shares. In addition, we are informed by Indian counsel that Indian law prohibits the redeposit of shares into the ADR facility. Because of the risk that the proration requirement could result in the cancellation of ADRs and non-acceptance of some of the tendered shares, with no ability to redeposit such non-accepted shares back into the ADR facility, the Depositary has created an escrow account (the "ADR Escrow Account") to temporarily hold and delay the conversion of provisionally tendered ADRs until the results of any prorationing can be determined. The Depositary will convert ADRs in the ADR Escrow Account and tender the underlying shares only to the extent permitted by the proration calculation, and will return all unconverted ADRs to their respective holders. No fees will be assessed for withdrawal of the underlying shares to the holders of ADRs who tender through the ADR facility. Holders of ADRs must deliver appropriate documentation to the Depositary to validly accept the Tender Offer. In connection with the Tender Offer, the Depositary will examine the submitted documentation, maintain the ADR Escrow Account, determine the shares to be accepted by prorationing, if necessary, return unaccepted shares and forward payment to holders of shares underlying ADRs which were accepted in the Tender Offer.

We are informed by Indian counsel that the materials relating to the Tender Offer were required under Indian tender offer regulations to be mailed to shareholders of VSNL not later than March 28, 2002. We are likewise informed that, pursuant to SEBI regulatory policies (due in part to normal mail delays encountered in India), Panatone began accepting tenders on April 10, 2002, which is approximately 12 days from the date for mailing the tender offer materials to shareholders. As soon as practicable on the date of mailing of the tender offer materials to shareholders, Panatone complied with the filing requirements of Rule 14d-3(a), the dissemination requirements of Rule 14d-4(a), and the disclosure requirements of Rule 14d-6(a), and it is our understanding that VSNL filed a Schedule 14D-9 within 10 days of the date of mailing of the tender offer materials to shareholders as required under Rule 14e-2 and 14d-9. The Tender Offer will be structured to comply in all material respects, except for the relief requested below, with the Exchange Act and the regulations promulgated thereunder.

The Tender Offer will remain open until May 9, 2002, 42 days from the date for mailing the tender offer materials to shareholders (March 28, 2002) and 30 days (including 21 New York business days) from and including the date on which tendered securities were first accepted (April 10, 2002). We are informed by Indian counsel that the Tender Offer cannot be extended beyond May 9, 2002.

We are informed by Indian counsel that, since this is a statutorily mandated tender offer under Indian law, Panatone is prohibited from reducing the price offered or the number of shares it will accept, and Panatone informs us that it has no intention of increasing, during the pendancy of the Tender Offer, the price offered or the number of shares it will accept. We are informed by Indian counsel that Indian law prohibits the making of a tender offer by a third party that is competitive with any mandatory tender offer arising from a disinvestment by the Government of India (such as this Tender Offer).

III. Discussion

We are informed by Indian counsel that Indian law requires that the Tender Offer be made simultaneously to all shareholders of VSNL throughout the world, including the ADR holders resident in the United States. Because of this, the Tender Offer is subject to the regulation of both the Securities and Exchange Board of India ("SEBI") as well as the Commission. Due to differences between relevant legal and regulatory requirements and customary tender offer practices in India and the United States, we request, on behalf of Panatone, exemption from certain of the Commission's regulations as described more fully below.

1. *Limited Grant of Withdrawal Rights.* Rule 14d-7(a)(1) under the Exchange Act provides that ". . . any person who has deposited securities pursuant to a tender offer has the right to withdraw any such securities. . .". This extends to all tendering shareholders, U.S. as well as foreign.

We have been informed by Indian counsel that SEBI tender offer regulations generally prohibit the granting of withdrawal rights to tendering shareholders. SEBI has granted exemptive relief to Panatone from its general prohibition on withdrawal rights, permitting the persons reflecting U.S. addresses on the records of the registrar of the Shares ("U.S. Holders") and ADR holders to have withdrawal rights consistent with the requirements of Rule 14d-7(a)(1). However, SEBI has stated to J M Morgan Stanley (the Manager for the Tender Offer) that Panatone would not be permitted to extend withdrawal rights to any other shareholders of VSNL.

According to Indian counsel, Panatone is consequently prohibited under Indian law from extending withdrawal rights to any shareholders other than its ADR holders and U.S. Holders. Absent appropriate exemptive relief, Panatone will face the choice of either violating this prohibition by its home jurisdiction regulator, or violating the requirements of Rule 14d-7(a)(1) under the Exchange Act (mandating withdrawal rights).

Panatone is not a voluntary bidder; it is conducting the Tender Offer solely because it is required to do so under Indian law as a result of the Initial Purchase. Panatone has informed us that it would have no intention to make a tender offer for any securities of VSNL absent this legal requirement. Panatone is not limiting withdrawal rights because it wishes to increase the number of shares it acquires in the Tender Offer, but solely because it is not permitted under the law of its home jurisdiction from extending withdrawal rights to shareholders other than ADR holders and U.S. Holders.

In addition, as noted above, in the present transaction Indian law prohibits the making of any competitive tender offer by a third party, and prohibits Panatone from reducing the price offered or the number of shares it will accept in the Tender Offer. As a result, Panatone believes that two of the important policy considerations behind the requirement to extend withdrawal rights – preserving the ability of investors to withdraw previously tendered shares in response to a more attractive competitive tender offer, and to withdraw previously tendered shares in response to an adverse change in the terms of the tender offer – are not implicated in this Tender Offer.

2. *Rule 14d-10(a) - Exclusion of Government of India.* We are informed by Indian counsel that SEBI tender offer regulations require that parties to a share purchase which gives rise to a mandatory follow-on tender offer be excluded from the tender offer. This would require that the Government of India be excluded from the Tender Offer. Rule 14d-10(a) promulgated under the Exchange Act, on the other hand, provides that "no bidder shall make a tender offer unless . . . the tender offer is open to all security holders of the class . . .", prohibiting the exclusion of any shareholder from the Tender Offer. Panatone does not believe that a foreign government is a person that Rule 14d-10(a) was intended to protect, particularly where the laws of the foreign government itself impose the restriction on its participation in the tender offer.

3. *Rule 14d-10(a) - Exclusion of Certain Employee Shareholders Subject to Lockup.* We are advised by Indian counsel that the Employee Shares which were sold by the Government of India to certain VSNL employees are subject to a contractual lockup with the Government of India that prevents the Employee Shares from being sold during the Tender Offer. In Item A4 of its letter dated March 23, 2002 to J M Morgan Stanley, the manager to the Tender Offer ("Eligibility for participation by the employees of the target company holding locked-in shares"), SEBI stated that employees of VSNL holding "locked-in" shares (which according to Indian counsel refers to the Employee Shares) are not eligible to participate in the Tender Offer. We are informed by Indian counsel that this statement by SEBI prohibits Panatone from including the holders of Employee Shares in the Tender Offer. VSNL has confirmed to us that none of the holders of Employee Shares are ADR holders or U.S. persons.

However, exclusion of these VSNL employees from the Tender Offer would technically violate Rule 14d-10(a) absent exemptive relief. Absent exemptive relief from the requirements of Rule 14d-10(a), Panatone would be required to either violate Rule 14d-10(a) in excluding these VSNL employees, or extend the Tender Offer to such employees in direct violation of a prohibition by its home jurisdiction regulator. Indian counsel informs us that even if Panatone were to extend the Tender Offer to these VSNL employees in violation of this SEBI prohibition, the employees would be contractually prohibited from tendering shares under the terms of their lockup agreement with the Government of India.

4. *Payment in Compliance with Local Law and Regulation and in Accordance with Local Practices.* Payment to shareholders tendering in a tender offer who are not resident in India must be approved by the Reserve Bank of India, which may require a substantial amount of time. Rule 14e-1(c) promulgated under the Exchange Act states that ". . . no person who makes a tender offer shall . . . fail to pay the consideration offered . . . promptly after the termination . . . of a tender offer." While "promptly" has not been defined by the Commission, under market practice "promptly" has generally meant within three days of the expiration of the tender offer. We are informed by Indian counsel that Indian law requires that payment for tendered shares be made within 30 days of the expiration of the tender offer. Panatone intends to make payment to all shareholders who tendered in the Tender Offer at the same time, after payment to tendering shareholders who are not resident in India is approved by the Reserve Bank of India, in order to grant equal treatment to all tendering shareholders in the Tender Offer. Panatone expects to be able to make payment within the 30 day period mandated under Indian law. However, because of the likely time required to obtain Reserve Bank of India approval for payment to nonresident shareholders, and because of potential delays in making the necessary proration calculations in the event that more than 20% of the outstanding equity shares of VSNL are tendered, Panatone does not expect to be able to make payment within three days following expiration of the Tender Offer.

IV. Relief Requested.

1. *Exemptive Relief from Compliance with Rule 14d-7(a)(1) and Rule 14d-10(a).* In order to permit Panatone to undertake its statutorily mandated tender offer and comply with the regulatory requirements imposed by SEBI, its home jurisdiction securities regulator, we respectfully request, on behalf of Panatone, that the Commission grant an order exempting Panatone from (i) compliance with Rule 14d-7(a)(1) under the Exchange Act to permit Panatone to refrain from granting withdrawal rights to VSNL shareholders who are neither ADR holders nor U.S. Holders and (ii) compliance with Rule 14d-10(a) solely to the extent necessary to permit Panatone to

exclude (A) the Government of India and (B) the holders of the Employee Shares from the Tender Offer.

2. *Confirmation of Non-Violation of Rule 14e-1(c).* On behalf of Panatone, we respectfully request confirmation from you that payment by Panatone, for shares tendered to and accepted by it in the Tender Offer, within 30 days following the expiration of the Tender Offer will satisfy the prompt payment requirements of Rule 14e-1(c) under the Exchange Act.

In view of the tight timetable, we respectfully request that the Commission grant the above-mentioned exemptive relief as soon as possible. If you wish additional information or to discuss these matters further, please contact me at +852-2533-3301.

Very truly yours,

James D. Phyfe

James D. Phyfe